UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER
SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 1-08766
J. Alexander’s Corporation (American Stock Exchange, Inc.)

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
3401 West End Avenue, Suite 260, P.O. Box 24300, Nashville, TN 37202; (615) 269-1900

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Common Stock, par value $0.05 per share, and Series A Junior Preferred Stock Purchase Rights

(Description of each class of securities covered by this Form)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
☐17 CFR 240.12d2-2(a)(1)
☐17 CFR 240.12d2-2(a)(2)
☐17 CFR 240.12d2-2(a)(3)
☐17 CFR 240.12d2-2(a)(4)
☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with it rules to strike the class of securities from listing and/or withdraw registration on the Exchange.
☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, J. Alexander’s Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date: May 27, 2008	By:	/s/ R. Gregory Lewis
		Name:	R. Gregory Lewis
		Title:	Vice President and Chief Financial Officer